SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications on Capitalization and Transfer of Rights with Compensation

Rio de Janeiro, April 30th, 2010 – Petróleo Brasileiro S/A - Petrobras hereby announces that the Board of Directors, recognizing that the time necessary for the Federal Government to obtain an opinion regarding the value of the Transfer of Rights will delay the Capitalization and the Transfer of Rights with compensation beyond their planned date, has oriented Petrobras, subject to approval of Bill 5.941/2009 by the National Congress, as follows:

1)    Maintain the goal of July, 2010 as the term for concluding both operations referred to above;

2)    Propose that the Transfer of Rights be based on a preliminary value per barrel, negotiated between the Federal Government and Petrobras, using as a reference the report prepared for Petrobras by an independent expert.  Upon conclusion of a valuation report from another independent expert contracted by the Agencia Nacional de Petroleo (ANP), the Federal Government and Petrobras will use this second opinion to finalize valuation negotiations, after which the value per barrel will be adjusted.

3)    Perform the capitalization by means of a public offering, in which existing shareholder will have priority rights to be allocated in accordance with their pro-rata interest.

The size of the Capitalization that will be authorized will be formulated with a range that can accommodate any outcome of Bill 5.941/2009.

Any revision to the preliminary value of the Transfer of Rights will be made through an adjustment to the number of barrels initially acquired.  If the revision indicates a value greater than the preliminary valuation, the volume of oil transferred will be reduced, while if the revision indicates a value lower than the initial value, the volume will be increased.  In any such case, the maximum volume of five billion barrels will be respected, as required in the Bill.

Thus, the contract governing the Transfer of Rights will provide for two revisions to the value of the oil transferred:

1)     the first, following the valuation report prepared for the ANP;

2)      the second, as called for in Bill 5.941/2009, at a date to be negotiated between Petrobras and the Federal Government, to occur within one to two years following contract execution.

www.petrobras.com.br/ri

Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.